SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2005
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F        x Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes No x

EXHIBIT
LIST
Exhibit
Description
Sequential
Page Number
•    Naspers Limited: Restatement
of financial information as at
and for the year ended 31
March 2005 and as at and the
six months ended 30 September
2004 under International
Financial Reporting Standards
("IFRS") dated November 29,
2005
Naspers Limited
(Registration number 1925/001431/06)
ISIN: ZAE000015889 JSE share code: NPN
(“Naspers”)
TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
Restatement of financial information as at and for the year ended 31 March 2005 and as at and the six months ended 30 September 2004 under International
Financial Reporting Standards ("IFRS")
A. Introduction

For the year ended 31 March 2005 the Naspers Limited group ("Naspers" or "the group") prepared its financial statements under South African Statements of
Generally Accepted Accounting Practice ("SA GAAP") as effective at that date.
In accordance with the JSE Limited ("JSE") Listings Requirements the group will be required to prepare its annual consolidated financial statements in accordance with IFRS for the year ending 31 March 2006.

This requirement applies to financial reporting for all JSE-listed companies for financial reporting periods beginning on or after 1 January 2005 and, consequently, Naspers's first published IFRS results are its interim results for the six months ended 30 September 2005. The group's first published annual financial statements under IFRS will be for the year ending 31 March 2006. As the group publishes comparative information in its financial statements, the date for transition to IFRS is 1 April 2004, which represents the start of the earliest period of comparative information to be presented as required in terms of the requirements of the Securities and Exchange Commission in the United
States of America.
In order to explain how Naspers's reported results of operations and financial position are impacted by IFRS, the group has restated information previously published under SA GAAP to the equivalent basis under IFRS. This restatement follows the guidelines set out in IFRS 1, "First-time Adoption of International
Financial Reporting Standards" ("IFRS 1"). It is important to note that this financial information has been prepared in accordance with IFRS statements that are expected to be effective at 31 March 2006. These are subject to ongoing review and possible amendment by interpretive guidance from the International
Accounting Standards Board ("IASB") and may therefore be subject to change. It should further be noted that the ultimate presentation, and income statement and balance sheet captions, in the annual financial statements for the year ending 31 March 2006 could also change.
B. Basis of preparation
The group has prepared consolidated preliminary balance sheets at 30 September
2004 and 31 March 2005, a consolidated preliminary income statement for the six months ended 30 September 2004 and a consolidated preliminary income statement for the year ended 31 March 2005, in accordance with IFRS ("the preliminary financial information") to establish the financial position and results of operations of the group necessary to provide the comparative information expected to be included in the group's first set of IFRS financial statements for the year ending 31 March 2006 and its interim report for the period ended
30 September 2005.
The board of directors acknowledges its responsibility for the preparation of the preliminary financial information, which has been prepared in accordance with IFRS, and policies expected to be adopted when management prepares the group's first set of IFRS annual financial statements for the year ending 31
March 2006. The board has approved the preliminary financial information.

C. Transitional arrangements

The date of transition to IFRS for the group is 1 April 2004 and, therefore, as required by IFRS 1, the group's opening balance sheet at 1 April 2004 has been restated to reflect all existing IFRS statements expected to be applicable at
31 March 2006. However, IFRS 1 allows for a number of exemptions and exceptions from full retrospective application of IFRS.
The group has adopted the following exemptions in accordance with IFRS 1:
(a) Business combinations
The group has applied IFRS 3 "Business Combinations" ("IFRS 3") to all business combinations that have occurred since 1 April 2004 (the date of transition to IFRS). In addition, the group has elected to apply
IFRS 3 retrospectively to all business combinations that occurred between 20 December 2002 and the date of transition to IFRS. The group therefore applied the principles of IFRS 3 with effect from 20 December
2002. This retrospective application of IFRS 3 ensured that all the significant business combination transactions entered into by the group over the past three years have been treated in a consistent manner.

(b) Fair value as deemed cost
The group has elected to measure certain items of property, plant and equipment at fair value and to use these fair values as the items' deemed costs as at 1
April 2004. These items relate mainly to land and buildings in the group's private education segment.
(c) Cumulative translation differences
Naspers has elected not to apply the requirements of IAS 21 "Effects of Changes in Foreign Exchange Rates" ("IAS 21") retrospectively for cumulative translation differences of all foreign operations. The group therefore set the previously accumulated cumulative translation differences to zero at 1 April
2004 and applied IAS 21 effective from this date.
(d) Exemption from restatement of comparatives for IAS 32 and IAS 39
The group has elected to apply the exemption that allows it to apply the previous SA GAAP principles under AC 125 "Financial Instruments: Disclosure and
Presentation ("AC 125") and AC 133 "Financial Instruments:
Recognition and Measurement" ("AC 133") to derivatives, financial assets and financial liabilities and to hedging relationships for its comparative information relating to the financial year ended 31 March 2005. It therefore only applied IAS 32 and IAS 39 with effect from 1 April 2005. It is the group's opinion that there is no material difference between the application of IAS 32 and IAS 39 and the SA GAAP standards AC 125 and AC 133 as it applies to the financial results of the group as at 1 April 2005.

(e) Share-based payment transactions
The group has applied the share-based payment exemption, therefore IFRS 2
"Share-based payments" ("IFRS 2") was only applied to equity instruments that were granted after 7 November 2002 but that have not vested by 1 January 2005.
Naspers also did not apply IFRS 2 to liabilities arising from share-based payment transactions that were settled before 1 January 2005. For instruments vesting on or after 1 January 2005, the amortisation of the fair value charge has been recorded as an expense in the income statements in the respective periods and the cumulative effect of prior years in equity.

(f) Decommissioning liabilities included in property, plant and equipment
The group has elected in terms of IFRS 1 not to apply the requirements of IFRIC
1 "Changes in Existing Decommissioning, Restoration and Similar Liabilities"
("IFRIC 1") for changes in such liabilities that occurred before 1 April 2004.

The group has applied the following exceptions from retrospective application in accordance with IFRS 1:

(a) Derecognition of financial assets and liabilities
Financial assets and liabilities derecognised before 1 April 2004 have not been re-recognised under IFRS. The application of the exemption from restating comparatives for IAS 32 "Financial Instruments: Disclosure and Presentation"
("IAS 32") and IAS 39 "Financial Instruments: Recognition and Measurement"
("IAS 39") means that the group recognised from 1 April 2005 any financial assets and financial liabilities derecognised since 1 April 2004 that do not meet the IAS 39 derecognition criteria. The group did not apply the IAS 39 derecognition criteria to an earlier date.

(b) Hedge accounting
On adoption of IFRS the group is not allowed to designate a transaction as a hedge, if such transaction was not designated as a hedge and it qualified for hedge accounting in terms of AC 133 under SA GAAP.

(c) Estimates
Estimates under IFRS at 1 April 2004 are consistent with the estimates made at the same date under SA GAAP. Naspers therefore did not adjust any estimates it had made under SA GAAP for information it received subsequent to the date of transition to IFRS.
(d) Assets held for sale and discontinued operations
The group has applied IFRS 5 "Non-current Assets Held for Sale and Discontinued
Operations" ("IFRS 5") prospectively from 1 April 2005 to all non-current assets held for sale or discontinued operations.
D. IFRS presentation differences

The adoption of IFRS by the group has led to a number of presentation changes and adjustments, mainly to the presentation of the group's income statement.
The following represent the significant presentation adjustments that have been made:

(1) Presentation of expenses
The group previously applied the provisions of AC 101 "Presentation of
Financial Statements" ("AC 101") under SA GAAP to present its expenditure items on the face of its income statement. IAS 1 "Presentation of Financial
Statements" ("IAS 1") provides additional guidance relating to the presentation of expenditure in its income statement. In applying this guidance certain reclassifications were made between "cost of providing services and sale of goods", "selling, general and administration expenses" and "other gains and losses, net".

(2) Reallocation of depreciation, amortisation and impairment captions
Depreciation and amortisation expenses that were separately disclosed on the face of the SA GAAP income statement have been reallocated to "cost of providing services and sale of goods" and "selling, general and administration expenses" on the face of the IFRS income statement. Impairments and adjustments to goodwill and other intangible assets have been reallocated to the caption
"other gains and losses, net".
(3) Share of equity accounted results presented net of taxation
Under SA GAAP the group previously presented its share of equity accounted results gross of its share of the associated companies' taxation charges, which were included under "taxation" in the group's income statement. In terms of IAS
1, the group is required to present its share of equity accounted results relating to associated companies after taxation and minority interests in the associates. The group therefore reclassified these taxation expenses from
"taxation" to "share of equity accounted results" to reflect a post-taxation result.

(4) Exceptional items
Under SA GAAP the group previously presented certain items that are of such nature or incidence that their separate disclosure is relevant to explain the group's performance and make comparisons of operating margins more meaningful under a heading "exceptional items" on the face of its income statement. Under IFRS the group is not allowed to aggregate such items under
"exceptional items", therefore such items have been presented separately on the face of the income statement under headings such as "profit on sale of investments" and "dilution profits" to provide a description of each item's nature. Certain items previously included under "exceptional items" that are of an operational nature have been reclassified to "other gains and losses, net"
and are therefore included in operating profit under IFRS.

(5) Presentation of cash flow information
Certain presentation changes have been made to the group's cash flow statement.
The most significant adjustment related to the classification of dividends paid by the group. Under SA GAAP the group previously presented dividends paid to shareholders as part of its operating activities, as it assisted readers of the financial statements to determine the ability of the group to pay dividends out of operating cash flows. Under IFRS the group elected to present dividends paid as part of financing activities in terms of IAS 7 "Cash Flow Statements" ("IAS
7") as it is a cost to obtain financial resources. Dividends paid of R204 million for the year ended 31 March 2005 and R178 million for the six months ended 30 September 2004 have been reclassified from operating to financing activities. A number of additional immaterial adjustments and reclassifications were also made to the group's SA GAAP cash flow statement in order to present it on an IFRS basis.

Appendices A & B present the impact of the various presentation adjustments on the group's income statements for the year ended 31 March 2005 and the six months ended 30 September 2004, as described above.
E. IFRS adjustments and reclassifications
The group made the following adjustments to its SA GAAP financial statements in order to restate the information in terms of IFRS:
(1) IFRS 2: Share-based payments
The group grants share options to its employees under a number of equity compensation plans. In terms of SA GAAP, these equity compensation plans did not result in any expense being recorded by the group, other than costs incurred in administering the schemes and a dilution in earnings per share when the shares were delivered to the employee.
In accordance with IFRS 2, the group has recognised a compensation expense in the income statement, representing the fair value of share options granted to the group's employees. A corresponding credit to equity has been raised for equity-settled plans, whereas a corresponding credit to liabilities has been raised for cash-settled plans. The fair value of the options at the date of grant under equity-settled plans is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. For cash-settled plans, the group remeasures the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognised in income for the period.

(2) IAS 38: Amortisation of goodwill and intangible assets with indefinite useful lives

The group has adopted AC 140 "Business Combinations" ("AC 140"), AC 128
(revised) "Impairment of Assets" ("AC 128") and AC 129 (revised) "Intangible
Assets" ("AC 129"), the SA GAAP equivalents of IFRS 3, IAS 36 "Impairment of
Assets" ("IAS 36") and IAS 38 "Intangible Assets" ("IAS 38") on 1 April 2004.
As discussed previously the group elected to apply IFRS 3 with effect from 20
December 2002 in terms of the exemption provided under IFRS 1. Owing to this application of IFRS 3, the group has also applied the principles of IAS 36 and
IAS 38 from that date.

The group has therefore ceased the amortisation of goodwill and intangible assets with indefinite useful lives with effect from 20 December 2002 under
IFRS. The goodwill balances and intangible assets with indefinite useful lives have been tested for impairment in terms of the principles of IAS 36 from the same date.
(3) IFRS 3: Transactions with minority shareholders
As discussed above the group has elected to apply the principles of IFRS 3 to all business combinations as from 20 December 2002. Under SA GAAP, before the adoption of AC 140, the group accounted for transactions with minority shareholders by allocating the cost of the transaction to identifiable tangible and intangible assets at their fair values at the transaction date and recognising goodwill relating to the excess of the cost over the acquirer's interest in the net fair value of the identifiable assets and liabilities.
After the adoption of AC 140 on 1 April 2004, the group applied the modified parent company model and allocated the full excess of the cost of the transaction with minority shareholders over the acquirer's interest in previously recognised assets and liabilities to goodwill under SA GAAP.
In terms of IFRS 3, the group has elected to account for transactions with minority shareholders as equity transactions in terms of the economic entity model. Under this model, any excess of the cost of the transaction over the acquirer's interest in previously recognised assets and liabilities is allocated to a separate component of equity.

The impact of the adoption of IFRS 3 as from 20 December 2002 has led to the derecognition of all intangible assets, all adjustments to the fair value of tangible assets and all goodwill accounted for under SA GAAP that resulted from transactions with minority shareholders since that date.

(4) IAS 38: Recognition of intangible assets
Before the adoption of AC 131 "Business Combinations" and AC 128 "Intangible
Assets" on 1 April 2000, the group accounted for all intangible assets purchased and acquired in business combinations against shareholders' equity.
In terms of the requirements of IFRS 1, IAS 38 should be applied retrospectively, therefore the group is required to recognise all intangible assets that have previously been recognised in the group's financial statements and that meet the recognition and measurement criteria of IAS 38. On transition to IFRS the group has therefore re-instated all intangible assets previously accounted for against shareholders' equity under SA GAAP that meet the recognition and measurement requirements of IAS 38.
(5) IAS 16: Useful lives and residual values
IAS 16 "Property, plant and equipment" ("IAS 16") differs in certain respects from the previous SA GAAP equivalent, AC 123 "Property, plant and equipment"
("AC 123"), applied by the group until 31 March 2005. IAS 16 states that an entity is required to measure the residual value of an item of property, plant and equipment as the amount the entity estimates it would receive currently for the asset if the asset were already of the age and in the condition expected at the end of its useful life. The group has previously under SA GAAP accounted for residual values based on the requirement of AC 123 that regards residual value as the net amount that the entity expected to obtain for the asset at the end of its useful life. The group has therefore reviewed its residual values for individual items of property, plant and equipment and adjusted the carrying value of some items at the date of transition accordingly in terms of the requirements of IAS 16.
IAS 16 further requires that the useful lives of the individual components of property, plant and equipment items be reviewed at least annually, whereas the requirement under the previous SA GAAP equivalent, AC 123, has been to review the useful lives of items of property, plant and equipment on a non-mandatory periodic basis. The group has reassessed the useful lives of all individual components of property, plant and equipment and adjusted the carrying value of some items at the date of transition accordingly.
The adjustments to the residual values and useful lives of certain items of property, plant and equipment and the corresponding change in their carrying values at 1 April 2004 has also impacted depreciation charges subsequent to 1
April 2004.
(6) IFRS 1 and IAS 16: Fair value as deemed cost
In terms of the requirements of IFRS 1 the group is required to apply IAS 16 retrospectively. As explained in the transitional arrangements section, the group has elected to apply the exemption under IFRS 1 whereby the fair value of certain assets at 1 April 2004 is used as its deemed cost on the transition date. The group adjusted the carrying values of the individual items of property, plant and equipment for those items to which the exemption was applied.

(7) IFRS 1 and IAS 21: Reset of cumulative translation differences
In terms of the requirements of IFRS 1 the group is required to apply IAS 21
"The Effects of Changes in Foreign Exchange Rates" ("IAS 21") retrospectively.
As explained in the transitional arrangements section, the group has elected to apply the exemption under IFRS 1 whereby all cumulative translation differences for all foreign operations are deemed to be zero at the date of transition. The group has therefore reset its cumulative translation differences relating to foreign entities as previously recognised under SA GAAP. A corresponding entry was made to retained earnings.

(8) IAS 17: Operating leases
The South African Institute of Chartered Accountants issued Circular 7/2005 during August 2005. The purpose of the circular was to clarify the requirements of IAS 17 "Leases" ("IAS 17") in respect of operating leases, which include fixed rental increases. IAS 17 and its SA GAAP equivalent standard AC 105
"Leases" ("AC 105") require that lease payments under an operating lease should be recognised as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the user's benefit. In South Africa most lessees, including Naspers, have in the application of AC 105 recognised rental expenses with fixed rental increases on the basis of the cash flow in the lease agreements, interpreting that such an approach represented "another systematic basis" that was "more representative of the time pattern of the user's benefits". Circular 7/2005, however, clarified that the way many South African entities, including Naspers, applied the "other systematic basis" in terms of AC 105 is not consistent with the requirements of
IAS 17 and AC 105 as applied internationally. IAS 17 only permits a treatment other than straight-line recognition when another basis is more representative of the time pattern of the user's benefit, which is unaffected by the timing of payments.

Naspers applied the principles of IAS 17, as clarified by Circular 7/2005, to all its lease agreements with fixed rental increases on adoption of IFRS. The requirements of IAS 17 were applied retrospectively and an adjustment to retained earnings at the transition date was accounted for. The net profit for the year ended 31 March 2005 and the six months ended 30 September 2004 was adjusted accordingly.
(9) IAS 17: Classification of leases
The group evaluated its leases against the requirements of IAS 17 to ensure that the classification of leases between operating and finance leases has been treated appropriately. On adoption of IFRS, the group reclassified a specific lease that had been treated as an operating lease under SA GAAP to a finance lease under IFRS. This reclassification did not have a material impact on the group's financial results.
(10) IFRIC 1: Decommissioning, restoration and similar liabilities
IFRS 1 requires that the group apply the requirements of IFRIC 1 retrospectively. As explained in the transitional arrangements section, the group has elected to apply the exemption under IFRS 1, whereby the group need not account for changes in decommissioning, restoration and similar liabilities that occurred before the date of transition to IFRS. The group identified only one such liability, pertaining to leasehold premises and related improvements.
The value of the assets are immaterial to the group.
(11) IAS 39: Discounting of programme and film rights liabilities
The group has certain programme and film right liabilities that are classified as financial liabilities in terms of IAS 39. IAS 39 requires that financial liabilities be measured at amortised cost using the effective interest method.
Certain programme and film rights liabilities have settlement dates that are not short term in nature, therefore these liabilities have been discounted in terms of IAS 39. These liabilities were not previously discounted in terms of the group's SA GAAP reporting.

In the process of transition to IFRS, the group identified instances where reclassifications were required between certain balance sheet items compared with the classifications that were previously presented under SA GAAP. The following reclassifications were made by the group in restating its balance sheet under IFRS.
(12) Reclassification of computer software from property, plant and equipment to intangible assets
The group reclassified certain computer software from "property, plant and equipment" to "intangible assets" on its balance sheet. Computer software is required to be classified as an intangible asset in terms of IAS 38, unless the software is an integral part of the related hardware. This adjustment had no impact on the group's income statements or its net equity.
(13) Reclassification between non-current and current assets and liabilities
The group reclassified certain assets and liabilities from non-current assets and liabilities to current assets and liabilities, respectively. The reason for these reclassifications was to accurately reflect the nature of certain assets and liabilities between its current and non-current portions as required by IAS
1. Certain derivative financial assets were reclassified from current assets to non-current assets. This reclassification had no impact on the group's income statements or its net equity.

(14) Reclassification of deferred income and provisions
The group reclassified credit balances relating to deferred income that were included under "accounts receivable" to "accrued expenses" on its balance sheet. This reclassification had no impact on the group's income statements or its net equity. A reclassification was also made between "accrued expenses" and
"provisions" on the balance sheet relating to a warranty provision.

Appendices C to F present the IFRS adjustments and reclassifications that were made to the group's income statements for the year ended 31 March 2005 and the six months ended 30 September 2004 and the balance sheets at 31 March 2005 and
30 September 2004, as described above.
APPENDIX A: SA GAAP INCOME STATEMENT FOR THE YEAR ENDED 31 MARCH 2005 AS
PREVIOUSLY REPORTED UNDER SA GAAP PRESENTATION FORMAT RECONCILED TO IFRS
PRESENTATION FORMAT

Presentation
of SA GAAP
numbers in
SA GAAP
Income statement for the year ended format Adj. 1 Adj. 2
31 March 2005 R'm R'm R'm
Revenue 13 959 - -
Cost of providing services and sale of
goods (6 932) (740) (381)
Selling, general and administration
expenses (3 736) 735 (231)
Other gains and losses, net - 6 (139)
Depreciation of property, plant and
equipment (560) - 560
Amortisation and impairment of goodwill (134) - 134
Amortisation and impairment of other
intangible assets
(57) - 57
Operating profit 2 540 1 -
Net finance costs (225) - -
Income from investments 1 (1) -
Share of equity-accounted results 96 - -
Exceptional items 561 - -
Loss on sale of investments - - -
Dilution profits - - -
Profit before taxation 2 973 - -
Taxation (253) - -
Profit for the year 2 720 - -

Presentation
of SA GAAP
numbers in
new IFRS
Income statement for the year ended Adj 3 Adj. 4 format
31 March 2005 R'm R'm R'm
Revenue - - 13 959
Cost of providing services and sale of
goods
- - (8 053)
Selling, general and administration
Expenses - - (3 232)
Other gains and losses, net - (5) (138)
Depreciation of property, plant and
equipment
- - -
Amortisation and impairment of goodwill - - -
Amortisation and impairment of other
intangible assets
- - -
Operating profit - (5) 2 536
Net finance costs - - (225)
Income from investments - - -
Share of equity-accounted results (5) - 91
Exceptional items - (561) -
Loss on sale of investments - (1) (1)
Dilution profits - 567 567
Profit before taxation (5) - 2 968
Taxation 5 - (248)
Profit for the year - - 2 720

The numbering of the adjustments corresponds with the numbering used to describe the adjustments and reclassifications in section D "IFRS presentation differences".
APPENDIX B: SA GAAP INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004
AS PREVIOUSLY REPORTED UNDER SA GAAP PRESENTATION FORMAT RECONCILED TO IFRS
PRESENTATION FORMAT

Presentation
of SA GAAP
numbers in
SA GAAP
Income statement for the six months ended format Adj. 1 Adj. 2
30 September 2004 R'm R'm R'm
Revenue 6 707 - -
Cost of providing services and sale of
goods (3 345) (523) (43)
Selling, general and administration
expenses
(1 833) 523 (263)
Other gains and losses, net - - 3
Depreciation of property, plant and
equipment (276) - 276
Amortisation of intangible assets (27) - 27
Operating profit 1 226 - -
Net finance costs (123) - -
Share of equity-accounted results 34 - -
Exceptional items 345 - -
Loss on sale of investments - - -
Dilution profits - - -
Profit before taxation 1 482 - -
Taxation (358) - -
Profit for the year 1 124 - -

Presentation
of SA GAAP
numbers in
new IFRS
Income statement for the six months ended Adj 3 Adj. 4 format
30 September 2004 R'm R'm R'm
Revenue - - 6 707
Cost of providing services and sale of
goods
- - (3 911)
Selling, general and administration
Expenses - - (1 573)
Other gains and losses, net - - 3
Depreciation of property, plant and
equipment - - -
Amortisation of intangible assets - - -
Operating profit - - 1 226
Net finance costs - - (123)
Share of equity-accounted results (2) - 32
Exceptional items - (345) -
Loss on sale of investments - (20) (20)
Dilution profits - 365 365
Profit before taxation (2) - 1 480
Taxation 2 - (356)
Profit for the year - - 1 124

The numbering of the adjustments corresponds with the numbering used to describe the adjustments and reclassifications in section D "IFRS presentation differences".

APPENDIX C: IFRS ADJUSTMENTS TO INCOME STATEMENT FOR THE YEAR ENDED
31 MARCH 2005

SA GAAP
year ended
March 2005 Adj. 1 Adj. 2 Adj. 3
R'm R'm R'm R'm
Revenue 13 959 - - -
Cost of providing services and
sale of goods (8 053) - - -
Selling, general and
administration expenses
(3 232) (129) - 26
Other gains and losses, net (138) - - 126
Operating profit 2 536 (129) - 152
Net finance costs (225) - - (5)
Share of equity-accounted
Results
91 - - (3)
Loss on sale of investments (1) - - -
Dilution profits 567 1 - (200)
Profit before taxation 2 968 (128) - (56)
Taxation (248) - - (3)
Profit for the year 2 720 (128) - (59)
Attributable to:
Naspers Limited shareholders
2 600 (124) - (59)
Minority shareholders 120 (4) - -
2 720 (128) - (59)
Earnings per N ordinary share
(cents)
Basic
938 (45) - (21)
Fully diluted (a) 887 (42) - (20)
Headline earnings per N
ordinary share (cents)
Basic 781 (45) - 6
Fully diluted (a) 739 (42) - 5
Core headline earnings per N
ordinary share (cents) 501 (45) - (5)

IFRS Adjustments
Adj. 4 Adj. 5 Adj. 6 Adj. 7
R'm R'm R'm R'm
Revenue - - - -
Cost of providing services and sale
of goods - 4 - -
Selling, general and administration
Expenses (21) (10) 1 -
Other gains and losses, net - - - -
Operating profit (21) (6) 1 -
Net finance costs - - - 4
Share of equity-accounted results - - - -
Loss on sale of investments - - - -
Dilution profits - - - -
Profit before taxation (21) (6) 1 4
Taxation 1 (6) - -
Profit for the year (20) (12) 1 4
Attributable to:
Naspers Limited shareholders
(20) (13) 1 4
Minority shareholders - 1 - -
(20) (12) 1 4
Earnings per N ordinary share
(cents)
Basic
(7) (5) - 1
Fully diluted (a) (7) (5) - 1
Headline earnings per N ordinary
share (cents)
Basic (7) (5) - 1
Fully diluted (a) (7) (5) - 1
Core headline earnings per N
ordinary share (cents) - (5) - -

Adj. 8 Adj. 9 Adj. 10
R'm R'm R'm
Revenue - - -
Cost of providing services and sale of goods - - -
Selling, general and administration expenses (3) 1 -
Other gains and losses, net - - -
Operating profit (3) 1 -
Net finance costs - (1) -
Share of equity-accounted results - - -
Loss on sale of investments - - -
Dilution profits - - -
Profit before taxation (3) - -
Taxation (1) - -
Profit for the year (4) - -
Attributable to:
Naspers Limited shareholders
(4) - -
Minority shareholders - - -
(4) - -
Earnings per N ordinary share (cents)
Basic (1) - -
Fully diluted (a) (1) - -
Headline earnings per N ordinary share (cents)
Basic
(1) - -
Fully diluted (a) (1) - -
Core headline earnings per N ordinary share
(cents)
(1) - -

IFRS
year ended
Adj. 11 March 2005
R'm R'm
Revenue - 13 959
Cost of providing services and sale of goods 6 (8 043)
Selling, general and administration expenses - (3 367)
Other gains and losses, net - (12)
Operating profit 6 2 537
Net finance costs (7) (234)
Share of equity-accounted results - 88
Loss on sale of investments - (1)
Dilution profits - 368
Profit before taxation (1) 2 758
Taxation - (257)
Profit for the year (1) 2 501
Attributable to:
Naspers Limited shareholders
(1) 2 384
Minority shareholders - 117
(1) 2 501
Earnings per N ordinary share (cents)
Basic - 860
Fully diluted (a) - 813
Headline earnings per N ordinary share (cents)
Basic - 730
Fully diluted (a) - 690
Core headline earnings per N ordinary share (cents) - 445
(a) - The weighted average number of N ordinary shares used in the calculation of fully diluted earnings per N ordinary share and fully diluted headline earnings per N ordinary share was adjusted from 294 663 433 N ordinary shares to 293 126 268 N ordinary shares. This change is due to the fact that IAS 33
"Earnings per Share" requires that the exercise price of share options and other share-based payments includes the fair value of any goods or services to be supplied to the group in future under its share-based payment plans. The
SA GAAP equivalent standard AC 104 "Earnings per share" previously did not have a similar requirement.
The numbering of the adjustments corresponds with the numbering used to describe the adjustments and reclassifications in section E "IFRS adjustments and reclassifications".
APPENDIX D: IFRS ADJUSTMENTS AND RECLASSIFICATIONS TO BALANCE SHEET AT
31 MARCH 2005

SA GAAP
BALANCE SHEET March 2005 Adj. 1 Adj. 2 Adj. 3
R'm R'm R'm R'm
ASSETS
Non-current assets
Property, plant and equipment 3 352 - - (75)
Goodwill 2 322 - 159 (1 622)
Other intangible assets 644 - 6 (340)
Investments and loans 1 220 (12) 54 (31)
Programme and film rights 48 - - -
Derivative financial
instruments
- - - -
Deferred taxation 868 - - -
Total non-current assets 8 454 (12) 219 (2 068)
Current assets
Inventory 384 - - -
Programme and film rights 721 - - -
Accounts receivable 1 292 - - -
Other receivables 410 - - -
Amounts owing by related
parties 67 - - -
Investments and loans 8 - - -
Derivative financial
Instruments
202 - - -
Cash and cash deposits 4 034 - - -
Total current assets 7 118 - - -
TOTAL ASSETS 15 572 (12) 219 (2 068)
IFRS Adjustments

BALANCE SHEET
Adj. 4 Adj. 5 Adj. 6 Adj. 7
R'm R'm R'm R'm
ASSETS
Non-current assets
Property, plant and equipment - 212 (36) -
Goodwill - - - -
Other intangible assets 43 - - -
Investments and loans - - - -
Programme and film rights - - - -
Derivative financial instruments - - - -
Deferred taxation (3) (10) - -
Total non-current assets 40 202 (36) -
Current assets
Inventory - - - -
Programme and film rights - - - -
Accounts receivable - - - -
Other receivables - - - -
Amounts owing by related parties - - - -
Investments and loans - - - -
Derivative financial instruments - - - -
Cash and cash deposits - - - -
Total current assets - - - -
TOTAL ASSETS 40 202 (36) -

BALANCE SHEET Adj. 8 Adj. 9 Adj. 10 Adj. 11
R'm R'm R'm R'm
ASSETS
Non-current assets
Property, plant and equipment - 5 - -
Goodwill - - - -
Other intangible assets - - - -
Investments and loans - - - -
Programme and film rights - - - -
Derivative financial instruments - - - -
Deferred taxation 1 - - -
Total non-current assets 1 5 - -
Current assets
Inventory
- - - -
Programme and film rights - - - (2)
Accounts receivable - - - -
Other receivables - - - -
Amounts owing by related parties - - - -
Investments and loans - - - -
Derivative financial instruments - - - -
Cash and cash deposits - - - -
Total current assets - - - (2)
TOTAL ASSETS 1 5 - (2)
IFRS
BALANCE SHEET Adj. 12 Adj. 13 Adj. 14 March 2005
R'm R'm R'm R'm
ASSETS
Non-current assets
Property, plant and equipment (13) - - 3 445
Goodwill - - - 859
Other intangible assets 13 - - 366
Investments and loans - - - 1 231
Programme and film rights - - - 48
Derivative financial
instruments - 32 - 32
Deferred taxation - - - 856
Total non-current assets - 32 - 6 837
Current assets
Inventory - - - 384
Programme and film rights - - - 719
Accounts receivable - - 120 1 412
Other receivables - - - 410
Amounts owing by related
parties - - - 67
Investments and loans - - - 8
Derivative financial
instruments - (32) - 170
Cash and cash deposits - - - 4 034
Total current assets - (32) 120 7 204
TOTAL ASSETS - - 120 14 041
The numbering of the adjustments corresponds with the numbering used to describe the adjustments and reclassifications in section E "IFRS adjustments and reclassifications".

APPENDIX D: IFRS ADJUSTMENTS AND RECLASSIFICATIONS TO BALANCE SHEET AT
31 MARCH 2005 (continued)

SA GAAP
BALANCE SHEET March 2005 Adj. 1 Adj. 2 Adj. 3
R'm R'm R'm R'm
EQUITY AND LIABILITIES
Shareholders' equity
Share capital and premium
5 391 - - -
Other reserves (114) 57 2 (3 680)
Retained earnings 1 353 (206) 217 1 724
Interest of Naspers
Shareholders 6 630 (149) 219 (1 956)
Minority interest 223 (6) - -
Total shareholders' equity 6 853 (155) 219 (1 956)
Non-current liabilities
Post-retirement medical
Liability 161 - - -
Long-term liabilities
Capitalised finance leases 1 770 - - (49)
Concession liabilities 15 - - -
Interest-bearing loans 423 - - -
Programme and film rights 55 - - -
Non-interest-bearing loans 59 - - -
Share-based payment liability - 36 - -
Derivative financial
instruments
- - - -
Deferred taxation 471 - - (51)
Total non-current liabilities 2 954 36 - (100)
Current liabilities
Current portion of long-term
Liabilities
929 - - (13)
Provisions 93 - - -
Accounts payable 1 133 - - -
Accrued expenses 2 545 107 - 1
Amounts owing to related
Parties
86 - - -
Taxation 250 - - -
Derivative financial
instruments 296 - - -
Bank overdrafts 433 - - -
Total current liabilities 5 765 107 - (12)
TOTAL EQUITY AND LIABILITIES 15 572 (12) 219 (2 068)

IFRS Adjustments
BALANCE SHEET Adj. 4 Adj. 5 Adj. 6 Adj. 7
R'm R'm R'm R'm
EQUITY AND LIABILITIES
Shareholders' equity
Share capital and premium - - - -
Other reserves - - - 1 317
Retained earnings 39 143 (36) (1 317)
Interest of Naspers shareholders 39 143 (36) -
Minority interest 1 9 - -
Total shareholders' equity 40 152 (36) -
Non-current liabilities
Post-retirement medical liability - - - -
Long-term liabilities
Capitalised finance leases - - - -
Concession liabilities - - - -
Interest-bearing loans - - - -
Programme and film rights - - - -
Non-interest-bearing loans - - - -
Share-based payment liability - - - -
Derivative financial instruments - - - -
Deferred taxation - 50 - -
Total non-current liabilities - 50 - -
Current liabilities
Current portion of long-term
Liabilities - - - -
Provisions - - - -
Accounts payable - - - -
Accrued expenses - - - -
Amounts owing to related parties - - - -
Taxation - - - -
Derivative financial instruments - - - -
Bank overdrafts - - - -
Total current liabilities - - - -
TOTAL EQUITY AND LIABILITIES 40 202 (36) -

BALANCE SHEET Adj. 8 Adj. 9 Adj. 10 Adj. 11
R'm R'm R'm R'm
EQUITY AND LIABILITIES
Shareholders' equity
Share capital and premium - - - -
Other reserves - - - -
Retained earnings (20) (1) (2) (1)
Interest of Naspers shareholders (20) (1) (2) (1)
Minority interest - - - -
Total shareholders' equity (20) (1) (2) (1)
Non-current liabilities
Post-retirement medical liability
- - - -
Long-term liabilities
Capitalised finance leases
- 4 - -
Concession liabilities - - - -
Interest-bearing loans - - - -
Programme and film rights - - - (1)
Non-interest-bearing loans - - - -
Share-based payment liability - - - -
Derivative financial instruments - - - -
Deferred taxation (2) - - -
Total non-current liabilities (2) 4 - (1)
Current liabilities
Current portion of long-term
Liabilities - 2 - -
Provisions - - 2 -
Accounts payable - - - -
Accrued expenses 23 - - -
Amounts owing to related parties - - - -
Taxation - - - -
Derivative financial instruments - - - -
Bank overdrafts - - - -
Total current liabilities 23 2 2 -
TOTAL EQUITY AND LIABILITIES 1 5 - (2)

IFRS
BALANCE SHEET Adj. 12 Adj. 13 Adj. 14 March 2005
R'm R'm R'm R'm
EQUITY AND LIABILITIES
Shareholders' equity
Share capital and premium - - - 5 391
Other reserves - - - (2 418)
Retained earnings - - - 1 893
Interest of Naspers
Shareholders - - - 4 866
Minority interest - - - 227
Total shareholders' equity - - - 5 093
Non-current liabilities
Post-retirement medical
Liability - - - 161
Long-term liabilities
Capitalised finance leases
- - - 1 725
Concession liabilities - - - 15
Interest-bearing loans - - - 423
Programme and film rights - - - 54
Non-interest-bearing loans - - - 59
Share-based payment liability - - - 36
Derivative financial
instruments
- 10 - 10
Deferred taxation - - - 468
Total non-current liabilities - 10 - 2 951
Current liabilities
Current portion of long-term
Liabilities
- - - 918
Provisions - - 4 99
Accounts payable - - - 1 133
Accrued expenses - - 116 2 792
Amounts owing to related
Parties
- - - 86
Taxation - - - 250
Derivative financial
instruments
- (10) - 286
Bank overdrafts - - - 433
Total current liabilities - (10) 120 5 997
TOTAL EQUITY AND LIABILITIES - - 120 14 041

The numbering of the adjustments corresponds with the numbering used to describe the adjustments and reclassifications in section E "IFRS adjustments and reclassifications".

APPENDIX E: IFRS ADJUSTMENTS TO INCOME STATEMENT FOR THE SIX MONTHS ENDED
30 SEPTEMBER 2004

SA GAAP
six months
ended
Sept 2004 Adj. 1 Adj. 2 Adj. 3
R'm R'm R'm R'm
Revenue 6 707 - - -
Cost of providing
services and sale of
goods
(3 911) - - -
Selling, general and
administration expenses
(1 573) (63) - 16
Other gains and losses,
net 3 - - -
Operating profit 1 226 (63) - 16
Net finance costs (123) - - (3)
Share of
equity-accounted results 32 - - -
Loss on sale of
investments
(20) - - -
Dilution profits 365 - - 15
Profit before taxation 1 480 (63) - 28
Taxation (356) - - 4
Profit for the year 1 124 (63) - 32
Attributable to:
Naspers Limited
Shareholders
1 064 (61) - 32
Minority shareholders 60 (2) - -
1 124 (63) - 32
Earnings per N ordinary
share (cents)
Basic
385 (22) - 12
Fully diluted (a) 364 (21) - 11
Headline earnings per N
ordinary share (cents)
Basic 260 (22) - 6
Fully diluted (a) 245 (21) - 6
Core headline earnings
per N ordinary share
(cents)
188 (22) - -

IFRS Adjustments
Adj. 4 Adj. 5 Adj. 6 Adj. 7
R'm R'm R'm R'm
Revenue - - - -
Cost of providing services and sale
of goods
- 2 - -
Selling, general and administration
expenses
(11) (8) 1 -
Other gains and losses, net - - - -
Operating profit (11) (6) 1 -
Net finance costs - - - (10)
Share of equity-accounted results - - - -
Loss on sale of investments - - - -
Dilution profits - - - -
Profit before taxation (11) (6) 1 (10)
Taxation 1 (2) - -
Profit for the year (10) (8) 1 (10)
Attributable to:
Naspers Limited shareholders (10) (9) 1 (10)
Minority shareholders - 1 - -
(10) (8) 1 (10)
Earnings per N ordinary share
(cents)
Basic (4) (3) - (4)
Fully diluted (a) (3) (3) - (3)
Headline earnings per N ordinary
share (cents)
Basic
(4) (3) - (4)
Fully diluted (a) (3) (3) - (3)
Core headline earnings per N
ordinary share (cents)
- (3) - -

Adj. 8 Adj. 9 Adj. 10
R'm R'm R'm
Revenue - - -
Cost of providing services and sale of goods - - -
Selling, general and administration expenses (2) - -
Other gains and losses, net - - -
Operating profit (2) - -
Net finance costs - - -
Share of equity-accounted results - - -
Loss on sale of investments - - -
Dilution profits - - -
Profit before taxation (2) - -
Taxation - - -
Profit for the year (2) - -
Attributable to:
Naspers Limited shareholders
(2) - -
Minority shareholders - - -
(2) - -
Earnings per N ordinary share (cents)
Basic (1) - -
Fully diluted (a) (1) - -
Headline earnings per N ordinary share (cents)
Basic (1) - -
Fully diluted (a) (1) - -
Core headline earnings per N ordinary share
(cents)
(1) - -

IFRS
six months
ended
Adj. 11 Sept 2004
R'm R'm
Revenue - 6 707
Cost of providing services and sale of goods 2 (3 907)
Selling, general and administration expenses - (1 640)
Other gains and losses, net - 3
Operating profit 2 1 163
Net finance costs 1 (135)
Share of equity-accounted results - 32
Loss on sale of investments - (20)
Dilution profits - 380
Profit before taxation 3 1 420
Taxation - (353)
Profit for the year 3 1 067
Attributable to:
Naspers Limited shareholders
3 1 008
Minority shareholders - 59
3 1 067
Earnings per N ordinary share (cents)
Basic 1 364
Fully diluted (a) 1 345
Headline earnings per N ordinary share (cents)
Basic 1 233
Fully diluted (a) 1 221
Core headline earnings per N ordinary share (cents) 1 163
(a) - The weighted average number of N ordinary shares used in the calculation of fully diluted earnings per N ordinary share and fully diluted headline earnings per N ordinary share was adjusted from 294 484 805 N ordinary shares to 292 451 190 N ordinary shares. This change is due to the fact that IAS 33
"Earnings per Share" requires that the exercise price of share options and other share-based payments includes the fair value of any goods or services to be supplied to the group in the future under its share-based payment plans. The
SA GAAP equivalent standard AC 104 "Earnings per Share" previously did not have a similar requirement.
The numbering of the adjustments corresponds with the numbering used to describe the adjustments and reclassifications in section E "IFRS adjustments and reclassifications".

APPENDIX F: IFRS ADJUSTMENTS TO BALANCE SHEET AT 30 SEPTEMBER 2004
SA GAAP
CONDENSED BALANCE SHEET Sept 2004 Adj. 1 Adj. 2 Adj. 3
R'm R'm R'm R'm
ASSETS
Non-current assets
Property, plant and equipment 3 228 - - (83)
Goodwill and other intangibles 2 422 - 165 (1 809)
Investments and loans 847 - 54 (40)
Programme and film rights 73 - - -
Derivative financial instruments - - - -
Deferred taxation 259 - - -
Total non-current assets 6 829 - 219 (1 932)
Current assets 6 903 - - -
TOTAL ASSETS 13 732 - 219 (1 932)
EQUITY AND LIABILITIES
Shareholders' equity
Share capital and premium
5 321 - - -
Other reserves (139) 38 - (3 587)
Retained earnings (183) (144) 217 1 801
Interest of Naspers shareholders 4 999 (106) 217 (1 786)
Minority interest 223 (4) 2 -
Total shareholders' equity 5 222 (110) 219 (1 786)
Non-current liabilities
Capitalised finance leases 1 847 - - (59)
Liabilities - interest bearing 781 - - -
Liabilities - non-interest
Bearing
154 32 - -
Post-retirement medical
liability 169 - - -
Deferred taxation 122 - - (60)
Total non-current liabilities 3 073 32 - (119)
Current liabilities 5 437 78 - (27)
TOTAL EQUITY AND LIABILITIES 13 732 - 219 (1 932)

IFRS Adjustments
CONDENSED BALANCE SHEET Adj. 4 Adj. 5 Adj. 6 Adj. 7
R'm R'm R'm R'm
ASSETS
Non-current assets
Property, plant and equipment - 212 (35) -
Goodwill and other intangibles 54 - - -
Investments and loans - - - -
Programme and film rights - - - -
Derivative financial instruments - - - -
Deferred taxation (3) (11) - -
Total non-current assets 51 201 (35) -
Current assets - - - -
TOTAL ASSETS 51 201 (35) -
EQUITY AND LIABILITIES
Shareholders' equity
Share capital and premium
- - - -
Other reserves - - - 1 317
Retained earnings 49 148 (35) (1 317)
Interest of Naspers shareholders 49 148 (35) -
Minority interest 2 8 - -
Total shareholders' equity 51 156 (35) -
Non-current liabilities
Capitalised finance leases
- - - -
Liabilities - interest bearing - - - -
Liabilities - non-interest bearing - - - -
Post-retirement medical liability - - - -
Deferred taxation - 45 - -
Total non-current liabilities - 45 - -
Current liabilities - - - -
TOTAL EQUITY AND LIABILITIES 51 201 (35) -

CONDENSED BALANCE SHEET Adj. 8 Adj. 9 Adj. 10 Adj. 11
R'm R'm R'm R'm
ASSETS
Non-current assets
Property, plant and equipment - 6 - -
Goodwill and other intangibles - - - -
Investments and loans - - - -
Programme and film rights - - - -
Derivative financial instruments - - - -
Deferred taxation - - - -
Total non-current assets - 6 - -
Current assets - - - (1)
TOTAL ASSETS - 6 - (1)
EQUITY AND LIABILITIES
Shareholders' equity
Share capital and premium - - - -
Other reserves - - - -
Retained earnings (19) (1) (3) 3
Interest of Naspers shareholders (19) (1) (3) 3
Minority interest - - - -
Total shareholders' equity (19) (1) (3) 3
Non-current liabilities
Capitalised finance leases - 7 - -
Liabilities - interest bearing - - - -
Liabilities - non-interest bearing - - - (6)
Post-retirement medical liability - - - -
Deferred taxation (2) - - -
Total non-current liabilities (2) 7 - (6)
Current liabilities 21 - 3 2
TOTAL EQUITY AND LIABILITIES - 6 - (1)

CONDENSED BALANCE SHEET Adj. 12 Adj. 13
R'm R'm
ASSETS
Non-current assets
Property, plant and equipment (1) -
Goodwill and other intangibles 1 -
Investments and loans - -
Programme and film rights - -
Derivative financial instruments - 34
Deferred taxation - -
Total non-current assets - 34
Current assets - (34)
TOTAL ASSETS - -
EQUITY AND LIABILITIES
Shareholders' equity
Share capital and premium - -
Other reserves - -
Retained earnings - -
Interest of Naspers shareholders - -
Minority interest - -
Total shareholders' equity - -
Non-current liabilities
Capitalised finance leases - -
Liabilities - interest bearing - -
Liabilities - non-interest bearing - 31
Post-retirement medical liability - -
Deferred taxation - -
Total non-current liabilities - 31
Current liabilities - (31)
TOTAL EQUITY AND LIABILITIES - -

IFRS
CONDENSED BALANCE SHEET Adj. 14 Sept 2004
R'm R'm
ASSETS
Non-current assets
Property, plant and equipment - 3 327
Goodwill and other intangibles - 833
Investments and loans - 861
Programme and film rights - 73
Derivative financial instruments - 34
Deferred taxation - 245
Total non-current assets - 5 373
Current assets 134 7 002
TOTAL ASSETS 134 12 375
EQUITY AND LIABILITIES
Shareholders' equity
Share capital and premium
- 5 321
Other reserves - (2 371)
Retained earnings - 516
Interest of Naspers shareholders - 3 466
Minority interest - 231
Total shareholders' equity - 3 697
Non-current liabilities
Capitalised finance leases
- 1 795
Liabilities - interest bearing - 781
Liabilities - non-interest bearing - 211
Post-retirement medical liability - 169
Deferred taxation - 105
Total non-current liabilities - 3 061
Current liabilities 134 5 617
TOTAL EQUITY AND LIABILITIES 134 12 375
The numbering of the adjustments corresponds with the numbering used to describe the adjustments and reclassifications in section E "IFRS adjustments and reclassifications".

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: November 29, 2005 by
Name:  Stephan J. Z. Pacak
Title:     Director